WeFunder Campaign Video 2024 Transcript

Quotes inaudibly played over each other…
"We were invited to get an exclusive look at a Culver City facility she toured called azure printed homes"
"Azure creates prefab units that are built 70% faster and are 30% less expensive..."
"Azure printed homes promises to be the most innovative 3D printing home company in the business"
"The company I'm talking about is azure printed homes with their brand new model line they're referring to as the..."
"A fairly New company out of Southern California azure printed homes is coming in hot in the prefab Home market and they have some of the most beautiful and affordable products that I've seen so far"

We are so excited and proud actually to be a year on from our previous campaign with WeFunder and back for round two.
If you're just joining us now for the first time, welcome.
We as a company believe home is important, both the homes we live in and this planet that we all call home.
The first time we called on our community to help us design and build our first robot, we collectively achieved that. Six months later we came to you with a new objective, to build a new headquarters space for three robots, tripling our capacity.
It was not the easiest location to put a home and they worked with me very very well. Now that the unit's in, I must say that the guests love it. It's sold out every night and I've had nothing but great reactions to it.
As proud as we are of where we've come and the feedback we've received, we're even more excited for what's coming, we've released new designs with curated interiors using responsible materials. And on the other side of a season of engineering and testing, which we're in the middle of right now, we enter the world of single family homes. But even sooner than that, imagine being able to order your new Azure unit from the back of a cab or in the middle of a crowded restaurant, well, you'll be able to do just that with our new custom configurator.
And behind it all, the Azure team continues to grow, we're all relentless in our ambition and commitment to drive this industry forward, your investments are the heartbeat behind that energy.
And since a vision this big requires community, come and join us on the next stage of our journey!